McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

August 20, 2010

VIA EDGAR

Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Eight, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and June 30, 2010

File No. 000-53175

Dear Ms. LaMothe:

We are responding on behalf of our client, Apple REIT Eight, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chief Executive Officer, dated August 12, 2010.

This letter repeats the comments from your letter of August 12, 2010, together with responses on behalf of the Company. On factual matters referred to in this letter, we have relied on information and representations provided to us by Company management personnel.

Form 10-K

Item 6 – Selected Financial Data, page 15

1.

Refer to footnote (b) on page 16. To enhance the transparency of your filing, please, in future filings, quantify the number of rooms sold that is being used in your calculation of the Average Daily Rate.

The Company will include this information in future filings.

To better assist a reader of the financial statements because it presents a large number and could be misinterpreted as the number of rooms owned, the Company would propose also adding a footnote explaining the calculation. Thus, for example, in 2009, occupied room nights were approximately 1.41 million of a total available number of room nights of approximately 2.16 million (5,909 rooms owned multiplied by 365 nights.)

Almaty | Atlanta | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Jacksonville | London | Los Angeles

New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

August 20, 2010

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 23

2.

We note the company has significant transactions with related parties. Tell us what consideration was given to disclosing the company’s policy, if any, for getting these intercompany transactions approved by the board of directors. In addition, given the limited cash kept on hand, please clarify whether there are any intercompany transfers to meet short-term liquidity needs.

The Company provides the staff the following information on a supplemental basis.

The Company’s bylaws contain detailed requirements, including independent director consent, for transactions between the Company and related parties. However, most of the agreements and arrangements referred to in the “Related Party Transactions” section were in place since inception of the Company, and were disclosed in the Company’s original Prospectus and Registration Statement. The Advisory Agreement between the Company and A8A and the brokerage agreement between the Company and ASRG were executed, and all of the Series B convertible preferred shares were issued, before the Company’s Registration Statement on Form S-11 was declared effective, and were fully disclosed in that document. In other words, the agreements between the Company, on the one hand, and ASRG and A8A, on the other hand, as well as the issuance of the Series B convertible preferred shares, were in place from inception of the Company, and were disclosed in the original Prospectus and Registration Statement. Similarly, the original Prospectus and Registration Statement disclose that to minimize the administrative cost of each of the Apple REIT entities and affiliated companies, the companies share the cost of corporate employees, systems, office space and other associated overhead, and these costs are allocated across the various entities based on estimated usage by the various companies. Since these agreements and arrangements were in place at the inception of the Company, and were disclosed in detail in the Company’s original Prospectus and Registration Statement, they were not required to be reviewed and approved by the Company’s independent directors (who became members of the Board at a later time), as would be the case with a new related party transaction or agreement entered into following commencement of the Company’s business.

If the Company were to enter into a significant related-party transaction other than one that had been in place since Company inception and had therefore been disclosed in the original Company Prospectus and Registration Statement, then the Company would obtain board approval (including independent director approval), and satisfy any other relevant requirements, and disclose the transaction (and the procedures followed to obtain the necessary approvals for the transaction) in its financial statements and its “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company also undertakes to set forth at least annually in future Reports on Form 10-K a description of the Company’s policies and requirements for the approval and adoption of related party agreements, similar to the disclosure that is currently provided in the Company’s annual proxy, without regard to whether the Company has entered into any such significant transaction and agreement for the relevant period. The Company’s annual proxy statement provides in part, under the heading “Certain Relationships and Agreements” as

August 20, 2010

follows: “The Company has significant transactions with related parties. These transactions may not have arms-length terms, and the results of the Company's operations might be different if these transactions had been conducted with unrelated parties. The Company's independent members of the Board of Directors oversee the existing related party relationships and are required to approve any material modifications to the existing contracts.” In addition to the foregoing, at least one member of the Company's senior management team approves each related party transaction.

As to the second issue raised in this comment, the Company has not had any significant intercompany transfers to meet the Company’s short-term (or long-term) liquidity needs. Since inception of the Company, the balance of amounts due to or from related parties has not exceeded $300,000 at the end of any quarter, which is not a significant amount given the size of the Company. Additionally, as disclosed in footnote 7 of the 2009 Report on Form 10-K, the annual cost of related party activity for 2009 was $3 million (including the advisor fee of $1 million).

The Company believes that it is important for the staff to understand that in an effort to maximize the return to shareholders, the Company attempts to minimize the amount of cash on hand. In periods of economic downturns a line of credit is used to fund capital expenditures and shortfalls in cash from operations as compared to distributions. The Company does not intend to purchase additional properties, and therefore, the Company believes maintaining a consistent distribution and returning cash to the shareholder is the best alternative.

Item 8 – Financial Statements and Supplementary Data, page 30

Consolidated Statements of Income, page 34

3.	In future filings, dividends per share should not be shown on the face of the Statements of Income. Refer to FASB ASC 260-10-45-5.

The Company will remove this disclosure in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Liquidity and Capital Resources

4.

As of the end of the quarter, we note that you have $0 cash on hand, less than $5 million available on your line of credit and an upcoming maturity of your credit facility. We also note that you have historically paid cash distributions that exceed the amount of cash generated from operations and relied upon additional draws from your credit facility to do so. Currently, your liquidity discussion mirrors the information included in your Form 10-K and does not appear to address these potentially negative trends in your liquidity, specifically how you will satisfy your upcoming cash needs given the limited availability of funds under your credit line. Please expand your liquidity discussion to provide a clear picture of how the company will meet existing known or reasonably likely future cash requirements, including distributions and redemptions. When discussing the sources of cash consider addressing where you are in terms of obtaining additional financing, risks surrounding the credit market and how you plan

August 20, 2010

to satisfy your obligations if you are unable to gain access to additional credit. Supplementally provide us with your proposed disclosure.

The Company provides the staff the following information on a supplemental basis.

As stated in the disclosure referenced by the staff, the Company is currently working to extend and increase its existing line of credit, which matures in November 2010. Currently, management of the Company believes that it will be successful in negotiating and closing on a new unsecured line of credit to meet its projected cash needs and hereby undertakes to file an appropriate Report on Form 8-K to reflect the closing of any such new line of credit. As also noted in the referenced disclosure, the Company has relatively low levels of debt at the present time providing the Company another option, unlike many real estate companies, of obtaining secured financing. Thus, the Company does believe that it will be able to close a refinancing. However, as stated in the referenced disclosure, there is no complete assurance of this.

If the Company were unable to find a suitable refinancing alternative (whether secured or unsecured), it would decide on alternative strategies which could include reduction of distributions (the distribution rate was reduced previously in May 2009) to shareholders or modification or suspension of its Unit Redemption Program. These alternatives can quickly reduce debt levels if the situation were to arise. Retaining cash used in the Unit Redemption Program in 2009 alone would have increased cash flow by approximately $13 million and with cash from operations totaling approximately $46 million in 2009 the Company’s line of credit could certainly be extinguished in a short period of time. With this amount of increased cash from operations not only could the Company reduce its debt, but it would also significantly increase its financing options. The Company would expect to report any such decisions referred to in this paragraph in an appropriate Report on Form 8-K and the relevant disclosure would be included in subsequent filings on Forms 10-K and 10-Q. The Company respectfully notes that the substance of the disclosure in future filings will necessarily depend on events that will occur in the future, after the date of this letter, but the disclosure in future filings will reflect the alternative(s) selected among those described above.

The Company is also cautiously optimistic that the national economic downturn experienced over the last few years is moderating, and that the Company will experience improved operational results in the future. If this occurs, this would also be reflected in future filings.

To better communicate the structure of the Company and its low-debt policy, the Company would be glad to provide further information to you at your convenience. If you would like to schedule a call, please let me know.

As indicated in your letter dated August 12, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Attached is a letter, signed on behalf of the Company, confirming those matters referred to in your letter dated August 12, 2010.

August 20, 2010

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

cc:	Yolanda Crittendon, Accountant, Division of Corporation Finance

Glade M. Knight

David S. McKenney
David P. Buckley Bryan F. Peery

APPLE REIT EIGHT, INC.

814 East Main Street

Richmond, Virginia 23219

August 20, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Cicely LaMothe, Accounting Branch Chief

Re:	Apple REIT Eight, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and June 30, 2010

File No. 000-53175

Ladies and Gentlemen:

Apple REIT Eight, Inc. (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

APPLE REIT EIGHT, INC.

By:	/s/Bryan Peery
Bryan Peery
Chief Financial Officer